Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, August 10th, 2007

Your ref.: File No. 82-5212

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI

ON TOP OF THE FEED CHAIN

Sales and business developments in the first half-year 2007

13.9% sales increase over the first six months

Paris/Rotterdam, 9 August 2007

1. Sales

Sales increased by 13.9% to EUR 976.5 million. Volumes and sales showed an increase in most countries. New acquisitions contributed EUR 39.8 million to sales, while exchange rates, mainly the US dollar and the Chilean peso, had a negative effect of EUR 13.0 million.
On a like-for-like basis, sales growth was 10.8% over the period, which was mainly caused by a significant increase in raw material costs with no positive impact on the Group's operating margin.

Revenues (in million €)	**30/06/2007**	30/06/2006	Change
France	**93.8**	76.3	+22.9%
Poland	**194.8**	168.0	+16.0%
Rest of Europe	**410.8**	377.0	+9.0%
North America	**136.8**	100.1	+36.7%
Rest of the world	**140.3**	135.7	+3.4%
Total	**976.5**	857.1	**+13.9%**

In France, sales increased significantly in comparison to last year, mainly thanks to strong volume growth in premixes through higher exports, a stronger position in the domestic market and the integration of the pet food activities acquired in December 2006.

In Poland, sales recovered well from the difficult market conditions in the second half of 2006. Shortages of grains at customers contributed to the growth in complete feed volumes, whilst the continued rise in raw material prices further increased sales.

In the Rest of Europe, volumes remained stable. Volume growth in specialties and pet food in Central and Eastern Europe compensated for lower premix volumes. Higher raw material costs were with some delay passed on to customers.

In North America, overall sales benefited from last year's acquisitions in Canada and California and the successful introduction of new products.

In the Rest of the world, Brazil, India, Vietnam and South Africa saw their sales volume increase over the first six months compared to the same period last year, compensating for a volume decrease in China, mostly attributable to difficult conditions in the swine sector.

2. Comments on the main first half-year developments

Market and business developments
Raw materials - The broad based sharp rise in raw material prices already experienced in 2006 continued in the first half of 2007, notably in cereals, in particular wheat and corn, and fish meal. Droughts in South Eastern Europe worsened the market conditions even further. The increase was only partly passed on to customers, especially in pet food where contracts with customers cover longer periods.

Main developments/trends by region – The Group continued the restructuring of its complete feed activities in Central and Eastern Europe, where operations continued to show good growth. Poland further reduced its manufacturing base by closing a further two of its plants. A new plant in the Ukraine became operational as from 1 July 2007. The further optimisation of the European Pet food activities continued, especially in Southern/Western Europe. Last year's acquisitions have now been fully integrated in the Group.

Change in shareholding
On 30 January 2007, funds managed or advised by Permira signed a share purchase contract through Nutrilux SA with Provimlux Investments SA, a company controlled by funds managed or advised by CVC and PAI.

Provimi Holding BV, The Netherlands, subsequently launched a public offer in February for the outstanding shares (22.25%) of its Polish subsidiary Provimi - Rolimpex SA. Following a squeeze out procedure, Provimi Holding BV held by early July 2007 100% of the shares in Provimi-Rolimpex SA. Total costs for the acquisition of the 22.25% amounted to EUR 53 million.
On 12 April, after approval by the competition authorities, KoroFrance SAS, that subrogated Nutrilux SA in all rights and obligations, acquired 74.05% of the shares in Provimi SA for EUR 30.22 per share, including assumption of the vendor's costs. Following the transaction KoroFrance SAS filed a public offer (Offre Publique d'Achat Simplifiée) for the remaining shares of Provimi SA (25.95%) for an improved price of EUR 34.00 per share.
At 30 June 2007, KoroFrance SAS had acquired 22,708,092 shares, amounting to 87.02% of Provimi's share capital. A further consequence of the public offer was the exercising of the stock options outstanding at 31 December 2006 (134,900). After this transaction Provimi SA holds 14,300 treasury shares.

Financing
The acquisition of Provimi by KoroFrance SAS triggered a change of ownership clause requiring Provimi to fully repay the existing financing facility.
As from 6 June 2007, the Provimi Group's principal financing facility is a new syndicated loan arranged and underwritten by three banks, J.P Morgan, Credit Suisse International, and ABN-AMRO Bank NV. This facility is available to KoroFrance SAS, Nutrilux SA and the Provimi Group.
The total facility consists of a financing package of EUR 1,280 million, including EUR 200 million for acquisitions and CAPEX.

Outlook 2007

The first six months of the year saw mixed developments, with satisfactory performances in the animal nutrition and aqua feed businesses. A delay in passing on raw material price increases and a slow down in Pet food activities in Western Europe will hold back results. Continued high raw material prices could create adverse market conditions in the second half of the year. Nevertheless, the Group will continue its restructuring activities to adapt its organisation to these changing market conditions.

The semi-annual results will be published on 11 September after the closing of the stock market.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of € 1.8 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release can be downloaded from the Group's website: **http://www.provimi.com**

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